EXHIBIT 99.151
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                  ADVANTAGE ENERGY INCOME FUND - WEBCAST ALERT

                                NOVEMBER 7, 2005
        Advantage Energy Income Fund Presentation at Informed Investors
                     Canadian Trust On-line Forum Wednesday,
                          November 9, 2005, 9:30 am ET

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Toronto, ON - November 7, 2005 - Advantage Energy Income Fund (TSX: AVN.UN) will present at the Canadian Trusts On-line Forum.

WHEN: November 9, 2005 @ 9:30 AM Eastern Time

WHAT: Advantage Energy Income Fund (TSX: AVN.UN) will give a presentation at the Informed Investors Canadian Trusts On-line Forum.

SPONSORED BY: Roger Conrad's CANADIAN EDGE NEWSLETTER

Roger Conrad, Editor of Canadian Edge, will give an overview of this exciting market in his keynote presentation.

WHERE:  www.advantageincome.com

HOW:    Live over the Internet - Simply log on to the web at the address above.

ADVANTAGE    CONTACT:    Gary   Bourgeois,    Vice   President   and   Director,
advantage@advantageincome.com

If you are unable to attend the live event, the webcast will be archived and available at on our website at www.advantageincome.com.

FORUM  CONTACT:   Cary  Loeser,   Informed  Investors   Manager,   804-327-3407,
cloeser@wilink.com Web site: Http://www.informedinvestors.com